Dashboard Story, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2023 and 2022


Dashboard Story, Inc.
Balance Sheet


Balance Sheet	Dec 31, 2023	Dec 31, 2022
Assets		
Current assets:		
Cash and cash equivalents	$237,238.00	$225,809.00
Accounts receivable	$16,965.00	$26,710.00
Prepaid expenses and other assets		
Total current assets	**$254,203.00**	**$252,519.00**
Property and equipment - net		
Total assets	**$254,203.00**	**$252,519.00**
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$23,057.00	$21,154.00
Accrued expenses		
Deferred revenue and other liabilities		
Total current liabilities	**$23,057.00**	**$21,154.00**
Convertible notes (if any)	$100,000.00	$100,000.00
Other long term liabilities		
Total liabilities	**$123,057.00**	**$121,154.00**
Stockholders' Equity:		
Total value of common stock issued		
Total value of preferred stock issued		
SAFE - future equity obligation	$576,700.00	$365,000.00
Additional paid-in capital		
Retained earnings	-$445,554.00	-$233,635.00
Total stockholders' equity:	**$131,146.00**	**$131,365.00**
Total liabilities and stockholders' equity:	**$254,203.00**	**$252,519.00**


Unaudited


Dashboard Story, Inc.
Income Statement

Income Statement	Year Ended Dec, 2023	Year Ended Dec, 2022
Revenue - net	$159,344.00	$83,395.00
Cost of revenue	$90,044.00	$42,125.00
Gross profit/loss	**$69,300.00**	**$41,270.00**
Operating expenses	$281,220.00	$264,292.00
Operating profit/loss	**-$211,920.00**	**-$223,022.00**
Other income/expense		
Net profit/loss	**-$211,920.00**	**-$223,022.00**

Dashboard Story, Inc.
Statement of Cash Flows

Statement of Cash Flows	Year Ended Dec, 2023	Year Ended Dec, 2022
Cash flows from operating activities	-$369,360.00	-$295,876.00
Cash flows from financing activities	$156,700.00	$465,000.00
Cash flows from investing activities		
Cash at beginning of period	$225,809.00	$213,426.00
Net increase/decrease in cash	-$212,660.00	$169,124.00
Cash at the end of period	$13,149.00	$382,550.00


Dashboard Story, Inc.
Statement of Changes in Equity


Statement of Changes in Equity	Year Ended Dec, 2023	Year Ended Dec, 2022
Opening Balance	$131,365.00	
Net profit/loss	-$211,920.00	-$223,022.00
Stock Issued	$0.00	$0.00
Preferred Stock Issued	$0.00	$0.00
Ending Balance	$131,146.00	$131,365.00

Dashboard Story, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2022
$USD

1. ORGANIZATION AND PURPOSE

Dashboard Story, Inc. (the "Company") is a corporation organized on October 29, 2014 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. LIABILITIES AND DEBT

The Company has entered into a convertible note agreement on January 2021 for $100,000.00. The note carries an interest rate of 5% per year. The notes are convertible into shares of the Company's common stock at a 80% discount during a change of control or qualified financing event.

4. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

5. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.